Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Pixelworks, Inc.:

We consent to the use of our reports dated March 10, 2010 with respect to the consolidated balance sheets of Pixelworks, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in method of accounting for uncertain tax positions effective January 1, 2007.

/s/ KPMG LLP

Portland, Oregon November 22, 2010